Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS THIRD QUARTER RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION

Calgary, Alberta, January 26, 2012 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) announced today that it will release its financial results for the third quarter ended December 31, 2011 on the evening of February 2, 2012 after market close.  Following the release of third quarter results, NAEP will hold a conference call and webcast on Friday, February 3, 2012 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern).

The call can be accessed by dialing:
Toll free: 1- 877-407-9210
International: 1-201-689-8049

A replay will be available through March 2, 2012 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Account: 286
Conference ID: 387867

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=167245

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

Kevin Rowand
Director, Strategic Planning & Investor Relations
North American Energy Partners Inc.
Office: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca